UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007            File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

401 Bay Street, Suite 2700, Toronto, Ontario, Canada M5H 2Y4

(Address of principal executive offices)

1.

News Release dated October 29, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ___

FORM 40-F XXX

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: October 29, 2007	By: /s/ Jennifer Dawson Jennifer Dawson Assistant Corporate Secretary

NEWS RELEASE

For Immediate Release

Arizona Star Resource Corp. Announces C$18.00 Per Share

Cash Offer by Barrick Gold Corporation

Trading Symbols:  TSX-V: AZS, AMEX: AZS

Toronto, Ontario, Canada, October 29, 2007

Arizona Star Resource Corp. (“Arizona Star” or the “Company”) announced today that it has entered into a definitive support agreement (the "Support Agreement") pursuant to which Barrick Gold Corporation (“Barrick”) has agreed, subject to its terms, to make an offer (the “Offer”) to acquire all the outstanding common shares of Arizona Star for C$18.00 cash per common share (the “Offer Price”). The Offer will be effected through a take-over bid circular to be mailed to Arizona Star shareholders not later than November 9, 2007. The transaction values Arizona Star at approximately C$773 million.. The Offer represents a premium of approximately 27% over Arizona Star’s 20-day volume weighted average trading price on the TSX-V through October 26, 2007.

The board of directors of Arizona Star evaluated the Offer with the assistance of the management of Arizona Star and legal and financial advisors.  After receiving the recommendation of its special committee, the board of directors of Arizona Star has unanimously determined that the Offer is fair and in the best interest of Arizona Star shareholders and recommends that shareholders accept the Offer.

The highlights of the Offer are:

•

Cash Offer for all shares at C$18.00 per share

•

C$773 million aggregate cash purchase price for the outstanding shares (on a fully-diluted basis)

•

Unanimous recommendation of the Arizona Star board of directors

•

Lock-ups representing approximately 35.4% of the outstanding Arizona Star shares on a fully-diluted basis

•

$27 million non-completion fee and right to match

The Support Agreement provides for, among other things, customary board support and non-solicitation covenants (subject to customary "fiduciary out" provisions that entitle Arizona Star to consider and accept a superior proposal), a five business day right to match in favour of Barrick, and the payment to Barrick of the non-completion fee.

In connection with the Offer, all of the directors and officers of the Company, and FCMI Resources Ltd., a company beneficially controlled by Albert D. Friedberg and members of his immediate family, representing approximately 35.4% of the outstanding Arizona Star shares (calculated on a fully-diluted basis) have entered into lock-up agreements with Barrick pursuant to which they have agreed to, among other things, tender all their Arizona Star shares to the Offer.

Paul A. Parisotto, President and CEO of Arizona Star, commented, “The primary goal of the Board of Directors has always been to maximize shareholder value.  Our Special Committee, with the assistance of its financial advisor, conducted a rigorous process which included contacting more than 30 potential purchasers.  The Board determined that this cash offer from Barrick should be accepted by shareholders”.

The Offer will be open for acceptance for a period of not less than 35 days and is conditional upon, among other things, valid acceptances of the Offer by Arizona Star shareholders owning not less than 66 2/3% of the outstanding Arizona Star shares (calculated on a fully-diluted basis). In addition, the Offer will be subject to certain customary conditions, relevant regulatory approvals and the absence of any material adverse change with respect to Arizona Star.  Barrick may waive the conditions of the Offer in certain circumstances. If its Offer is successful, Barrick has agreed to take steps available to it under relevant securities laws to acquire any remaining outstanding Arizona Star shares.

Citigroup Global Markets Inc. is acting as financial advisor to the special committee of the board of directors of Arizona Star and Fraser Milner Casgrain LLP and Dorsey & Whitney LLP are acting as legal counsel to Arizona Star.  The special committee of the board of directors of Arizona Star has received an opinion, dated October 28, 2007, from its financial advisor, Citigroup Global Markets Inc., to the effect that, as of the date of such opinion and based on and subject to the limitations and qualifications set forth in such opinion, the Offer Price to be received by Arizona Star shareholders (other than Barrick and its affiliates) was fair, from a financial point of view, to such shareholders.

Davies Ward Phillips & Vineberg LLP is acting as legal counsel to Barrick.

About Arizona Star Resource Corp.

Arizona Star owns a 51% interest in the Cerro Casale gold-copper deposit - one of the world’s largest undeveloped gold and copper projects, with proven and probable reserves of 1.035 billion tones of ore grading on average 0.69 grams per tonne gold and 0.25% copper containing 22.9 million ounces of gold and 5.8 billion pounds of copper.

More Information and Where to Find It:

Arizona Star will file materials related to Barrick’s proposed offer for all of the outstanding common shares of Arizona Star with the Canadian securities commissions and the U.S. Securities and Exchange Commission (SEC). Investors and security holders are advised to read these materials when they become available because they will contain important information. Investors and security holders may obtain materials that are filed with the Canadian securities commissions and the SEC, including the support agreement, Barrick’s take-over bid circular and Arizona Star’s directors’ circular, when they become available, at www.sedar.com and www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS:

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Arizona Star, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of applicable Canadian and United States securities laws. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. The completion of the proposed transaction is subject to a number of terms and conditions including, without limitation, acceptance of the offer by holders of the requisite number of common shares of Arizona Star, approval of Canadian competition and foreign investment regulators and certain termination rights available under the agreement relating to the transaction.  Arizona Star does not undertake, and expressly disclaims, any obligation to release publicly revisions to any forward-looking statement to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Additionally, Arizona Star expressly disclaims any obligation to comment on expectations of, or comments made by, third parties in respect of the proposed transaction

ON BEHALF OF THE BOARD

"Paul A. Parisotto"

President & CEO

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release.